================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                   SCHEDULE TO

                               (AMENDMENT NO. 1)

                                 (Rule 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        --------------------------------

                             CHASE INDUSTRIES INC.
                       (Name of Subject Company (Issuer))

                          CHASE ACQUISITION CORPORATION
                          COURT SQUARE CAPITAL LIMITED
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   161568-10-0
                      (CUSIP Number of Class of Securities)

                               ROBERT F. B. LOGAN
                                    PRESIDENT

                          CHASE ACQUISITION CORPORATION
                               1209 ORANGE STREET
                              WILMINGTON, DE 19801
                                 (561) 231-7490

      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                With a copy to:

                               CRAIG L. GODSHALL
                                     DECHERT
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                             PHILADELPHIA, PA 19103
                                 (215) 994-4000

                        --------------------------------

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.

| | issuer tender offer subject to Rule 13e-4.

|X| going-private transaction subject to Rule 13e-3.

|X| amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:

================================================================================

    This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 2, 2001 (the "Schedule TO") , relating to the offer by Chase Acquisition Corporation, a Delaware corporation (the "Purchaser") and a majority-owned subsidiary of Court Square Capital Limited, a Delaware corporation ("Court Square"), to purchase (1) up to an aggregate of 2,300,000 shares of common stock, par value $0.01 per share (all issued and outstanding shares of such common stock, being referenced to herein as, the "Shares"), of Chase Industries Inc., a Delaware corporation (the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Junior Participating Preferred Stock of the Company (the "Rights") issued pursuant to the Rights Agreement for such Rights (as amended from time to time, the "Rights Agreement"), by and between the Company and Mellon Investor Services LLC, as Rights Agent, at a price of $10.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated January 2, 2001, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEMS 5 AND 13.

     Items 5 and 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

     1. The section of the Offer to Purchase entitled "SPECIAL
FACTORS--Background of the Offer and the Proposed Merger; Contacts with the Company" is hereby amended and supplemented by adding the following at the end thereof:

          "On January 8, 2001, Mr. McWilliams received the following letter from the Company:

                                 January 8, 2001

               Mr. Thomas F. McWilliams
               Citicorp Venture Capital Ltd.
               399 Park Avenue
               14th Floor, Zone 4
               New York, New York  10043


               Dear Tom:

                         I am writing this letter on behalf of myself and each
               of Gene Cartledge, Jack Kennedy, Bob Kennedy and Bill Toller, in our capacity as directors of Chase Industries Inc., in response to your letter of December 29, 2000. We were surprised by your positions as stated in your letter. We had requested on several occasions during the week prior to the December 18, 2000, Board meeting that Citicorp defer publicly announcing its intent to commence the tender offer until the other members of the Board had an opportunity to meet with you and discuss Citicorp's proposal, and again made that request at the start of the December 18, 2000, meeting. You repeatedly declined our requests, and at the December 18, 2000, meeting we clearly stated to you that if Citicorp proceeded with publicly announcing the tender offer the Board would view the offer as unsolicited, the Citicorp representatives would be on an opposing side from the remainder of the Board, and proceedings regarding this matter would be conducted accordingly.

                         At the start of the December 26, 2000, Board meeting,
               you were told that the matters to be discussed were Citicorp's unsolicited offer and actions to be taken in response thereto. We believe that our conduct with respect to Citicorp's offer and adoption of the stockholders rights plan and bylaw amendments in response thereto have been not only appropriate but also necessary to fulfill our fiduciary duties as directors of Chase Industries.

                         Furthermore, we do not understand or agree with your
               assertions that we have not been sufficiently attentive to the creation of value for all stockholders. As you know, as recently as the March 28, 2000, Board meeting we had DLJ provide an analysis of certain recapitalization alternatives and considered these alternatives, as well as a sale of the Company. At that meeting, you concurred with the conclusion that it was not then an opportune time to attempt a sale of Chase and that the Board should deter further discussions of a recapitalization transaction subject to reconsideration in the future.

                         Since the March 28, 2000, meeting (as well as at all
               times prior thereto), we have acted in accordance with our fiduciary duties to Chase's stockholders, including our actions taken in response to Citicorp's offer. Accordingly, we take exception to your comments and find them self-serving at best.

                                Very truly yours,

                              /s/ MARTIN V. ALONZO


               MVA/nfm

               cc:  William Comfort
                    Charles Corpening
                    Raymond E. Cartledge
                    John R. Kennedy
                    Robert D. Kennedy
                    William Toller

                    On January 9, 2001, Mr. McWilliams and Mr. Corpening attended a meeting of the Company Board. At this meeting, the Company Board considered, among other matters, the formation and composition of a subcommittee of the Company Board (the "Subcommittee") to evaluate the Offer and other alternatives and to provide a recommendation to the Company's stockholders regarding the Offer. The Subcommittee is comprised of four outside independent directors who also constitute a majority of the whole Company Board. Mr. McWilliams and Mr. Corpening voted in favor of the establishment of the Subcommittee. After the vote to establish the Subcommittee, Mr. McWilliams and Mr. Corpening recused themselves from the balance of the meeting.

                    On January 10, 2001, investment bankers representing the Company and the Subcommittee met with Mr. McWilliams, Mr. Corpening and Darren Fogel, an employee of Court Square, to discuss the Offer. The investment bankers asked for and received clarification on the terms of the Offer and Proposed Merger, particularly that it was the current intention of Court Square and the Purchaser to pay the same consideration in the Proposed Merger, $10.50 in cash per share, as is payable in the Offer. The investment bankers then discussed the financing for the Offer and Proposed Merger in light of some of the Company's existing financing arrangements. Mr. McWilliams noted that he would confer with the lender to the Purchaser to clarify the concerns raised by the investment bankers.

                    On Friday, January 12, 2001, and over the ensuing holiday weekend, the investment bankers delivered materials to Mr. McWilliams, Mr. Corpening, Mr. Logan and the lender to the Purchaser regarding the Company's existing financing arrangements and the Company's capital expenditure plans for 2001. The investment bankers and these individuals had a series of phone calls over the holiday weekend to review these materials, and to review the terms of the commitment letter provided to the Purchaser by its lender.

                    On Tuesday, January 16, 2001, the investment bankers for the Company and Subcommittee requested a further meeting. Mr. McWilliams and Mr. Fogel were able to meet with them that afternoon. At the meeting, the investment bankers briefly described the substance of the disclosures in the Schedule 14D-9 that the Company was in the process of filing with the Commission that day, including the disclosure that at the direction of the Subcommittee, representatives of the Company had contacted other parties who may be interested in a business combination with the Company. The investment bankers then indicated that an unidentified third party was interested in exploring a business combination with a complicated structure and the investment banker wanted to explore the attractiveness of participating in such a structure with Court Square and the Purchaser. Mr. McWilliams stated that he could not respond until he received the financial and tax information that the third party had obviously received and until he received detailed information regarding the proposed business combination. The investment banker stated that he would review these requests with his client and would discuss with the unidentified third party whether the investment banker could provide more details regarding the proposed business combination to Court Square and the Purchaser.

                    As a result of these discussions, Court Square and Purchaser have assumed that an additional $10.5 million of Company obligations under a synthetic lease may need to be refinanced in connection with the Proposed Merger, that some part of the Company's credit lines after the Proposed Merger will be used for letters of credit issued to support a subsidiary's purchasing obligations, and that the Company's capital expenditures for 2001 may be as much as $15 million higher than previously anticipated. In addition, Court Square and the Purchaser were told that the Company's management believe that the Company's income before interest, taxes, depreciation and amortization for 2001 may be as much as ten percent (10%) lower than what Court Square and the Purchaser believed at the time of announcing the proposed transaction and commencing the Offer. Court Square and the Purchaser are revising their projections based on this information and are awaiting further information from the Company to finalize their new projections. The investment banker noted that the Company would require Court Square to sign a confidentiality agreement prior to providing Court Square additional information.

                    The Company's counsel forwarded a draft confidentiality agreement to Court Square and the Purchaser on January 17, 2001. The draft provided, among other things, that Court Square and the Purchaser could not disclose any information received under the confidentiality agreement prior to February 7, 2001, and would be required to extend the Offer past February 7, 2001, to the extent required under the securities laws.

                    After reviewing the draft confidentiality agreement, Mr. McWilliams sent the following letter to the Company Board:

                                January 18, 2001

               Chase Industries, Inc.
               14212 County Road M-50
               Montpelier, OH  43543
               Attention:  Board of Directors
               c/o Michael T. Segraves, Secretary

               Gentlemen:

                         I have had a series of discussions with representatives
               of the Company over the last week regarding the offer we have made to the shareholders. It became obvious from those discussions that the Company has provided information to other parties that it has not provided to us. We have been told that if we sign a confidentiality agreement that prevents us from any public disclosure of these materials until February 8th we can have access to this information. As our respective counsel have discussed with each other, assuming that we could agree to this and still fulfill our obligations under the securities laws and assuming we filed these materials with the Securities and Exchange Commission on February 8th, this would likely require us to extend the Offer until February 22nd.

                         When I first started calling directors on December
               14th, I noted that the Company had 47 days to respond prior to the proposed closing date of our Offer. We believe we have been more than fair. We informed the members of the Board prior to making any public announcement; we delayed the commencement of our Offer to allow the Board a full opportunity to respond; we kept our Offer open longer than any required time period and we have stated that we would make ourselves available at any time to discuss the Offer. We have also requested the information that the Company provided to third parties who have not made any offer or commitment to the shareholders. The Board's response has been to adopt a poison pill to prevent shareholders from selling their shares, to adopt bylaw amendments to frustrate our ability to vote our shares and to offer to provide information if we keep our Offer open for 69 days.

                         We are not going to extend our Offer. It will expire on
               January 31. It is up to the Board to decide whether to let shareholders accept our offer or not. Obviously, if the Board does not redeem or otherwise amend the poison pill, we will not be able to purchase any shares in the Offer and the Offer will expire without the conditions being satisfied. If the Board decides it will not let shareholders sell their shares at the attractive price we have offered, we will not entertain any other offers for the shares that Court Square owns. The Board will have to live with the consequences. We obviously will reserve all rights that we may have in the future to improve shareholder value and allow shareholders to profit from their investments in the Company.

                         I sincerely hope the Board will make the right
               decision.

                                              Sincerely,

                                              /s/ THOMAS F. McWILLIAMS"

ITEM 11.  ADDITIONAL INFORMATION.

     On January 16, 2001, Citigroup filed a Notification and Report Form with the FTC and the Antitrust Division with respect to the Offer and the Proposed Merger and the conversion of the Non-Voting Shares to Voting Shares. The required waiting period with respect to the Offer and the Proposed Merger will expire at 11:59 p.m., New York City time, on January 31, 2001, unless early termination is granted or Citigroup receives a request for additional information and documentary material prior thereto, in which case the waiting period will expire at 11:59 p.m., New York City time, on the 10th calendar day after Citigroup has substantially complied with such request. The required waiting period with respect to the conversion of the Non-Voting Shares to Voting Shares will expire at 11:59 p.m., New York City time, on February 15, 2001, unless early termination is granted or Citigroup receives a request for additional information and documentary material prior thereto, in which case the waiting period will expire at 11:59 p.m., New York City time, on the 10th calendar day after Citigroup has substantially complied with such request.

                                    SIGNATURE

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 19, 2001 that the information set forth in this statement is true, complete and correct.

                    SCHEDULE TO, SCHEDULE 13E-3 AND SCHEDULE 13D

                              CHASE ACQUISITION CORPORATION

                              By:  /s/ Robert F.B. Logan
                                   ------------------------
                                   Name: Robert F.B. Logan
                                   Title:  President

                              COURT SQUARE CAPITAL LIMITED

                              By:  /s/ Charles E. Corpening
                                   ------------------------
                                   Name: Charles E. Corpening
                                   Title:  Vice President

                    SCHEDULE 13D

                              CITICORP BANKING CORPORATION

                              By: /s/ William Wolf
                                   ----------------
                                   Name: William Wolf
                                   Title:  Senior Vice President

                              CITICORP

                              By:  /s/ Joseph B. Wollard
                                   ---------------------
                                   Name: Joseph B. Wollard
                                   Title:  Assistant Secretary

                              CITIGROUP HOLDINGS COMPANY

                              By:  /s/ Joseph B. Wollard
                                   ---------------------
                                   Name: Joseph B. Wollard
                                   Title:  Assistant Secretary

                              CITIGROUP INC.

                              By:  /s/ Joseph B. Wollard
                                   ---------------------
                                   Name: Joseph B. Wollard
                                   Title:  Assistant Secretary

                                  EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION

(a)(1)(A)+   Offer to Purchase, dated January 2, 2001.
(a)(1)(B)+   Letter of Transmittal.
(a)(1)(C)+   Notice of Guaranteed Delivery.
(a)(1)(D)+ Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)+ Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)+ Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)+ Press release issued by the Purchaser, dated January 2, 2001, announcing the commencement of the Offer.
(a)(1)(H)+   Summary Advertisement published January 2, 2001.
(b)(1) Commitment Letter dated December 14, 2000, by and among PNC, PNC Capital, CVC and the Purchaser (incorporated by reference to Exhibit 4 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(b)(2) Commitment Letter dated December 14, 2000, by and among PNC, PNC Capital, CVC and the Purchaser (incorporated by reference to Exhibit 5 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(c)          Not applicable.
(d)(1) Exchange Agreement dated November 4, 1994, by and between the Company and CVC (incorporated by reference to Exhibit 8 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(d)(2) Voting Agreement dated November 4, 1994, by and among the Company, CVC and Martin V. Alonzo (incorporated by reference to
             Exhibit 6 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(d)(3) Registration Rights Agreement dated November 10, 1994, by and among the Company, CVC and Martin V. Alonzo (incorporated by reference to Exhibit 7 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(d)(4) Contribution Agreement dated as of December 18, 2000, by and between Court Square and the Purchaser (incorporated by reference to Exhibit 3 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(e)          Not applicable.
(f)+         Section 262 of the Delaware General Corporation Law (included as
             Schedule II to the Offer to Purchase filed herewith as Exhibit
             (a)(1)(i)).
(g)          Not applicable.
(h)          Not applicable.

--------------------
+    Previously filed.